SCHOFIELD MINES LIMITED
#201-6319 178th Street
Edmonton, Alberta
Canada T5T 2J9

January 29, 2007

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Schofield Mines Limited
Form SB-2 Registration Statement Registration No. 333-132609

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Schofield Mines Limited (the "Company") hereby requests that its Form SB-2 Registration Statement filed with the SEC on March 21, 2006, and all amendments thereto, be withdrawn.

The Form SB-2 Registration Statement is being withdrawn because a preliminary examination of the property indicates that mineralized material is not located on the property.

The Company confirms that no securities have been offered, sold or issued by it in connection with its proposed public offering.

Yours truly,

SCHOFIELD MINES LIMITED

BY:	ANDREI STYTSENKO
Andrei Stytsenko, President

AS:nl

cc: Conrad C. Lysiak